September 8, 2011

Via FACSIMILE and EDGAR

Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Ryan Houseal, Attorney-Advisor

RE:  SHOPEYE, INC.
     AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1
     FILED AUGUST 5, 2011
     FILE NO. 333-176098

Mr. Houseal:

         This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the message from the Staff to ShopEye, Inc. (the "Company") dated September 2, 2011 regarding the above-referenced Registration Statement on Form S-1 (as amended) (the "Registration Statement").

         For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

STAFF COMMENT 1:

Please revise your document throughout so that when referring to your anticipated product and its desired features, you use language that consistently makes it clear that the product has not been developed, and may not successfully be developed. Descriptive information about the anticipated product and its intended features should be appropriately qualified throughout the document. As a non-exclusive example, we refer to your statement on page 3 that: "This product service provides product information, coupons, rating, and opinions to enhance the shopping experience." Language of this certitude is inappropriate for a company at your development stage.

RESPONSE:

We concur with the Staff and have updated the document to accurate represent the descriptive information about our product and services.

STAFF COMMENT 2:

Your statement on the cover page of your prospectus that "All proceeds from the sale of the securities are non-refundable except as may be required by applicable laws" seems to be inconsistent with the disclosure throughout your document, which describes your offering as being conducted on a non-minimum basis. Given that you do not cite any applicable laws, or describe any situation that would require you to return any proceeds you receive from the sale of securities pursuant to this registration statement, you should revise your prospectus cover page to remove any language contradictory to the no-minimum nature of your offering. It appears that any expanded text in your filing regarding circumstances in which proceeds might be returned should be provided in the body of the prospectus and not on the cover page.

RESPONSE:

We concur with the Staff and have removed the language to the state laws which contradicted the no-minimum nature of our offering.

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STAFF COMMENT 3:

We note from your articles of incorporation and the description of your securities that you are authorized to issue 20 million shares of preferred stock. Please tell us what consideration you gave to including a risk factor regarding the potential risks that may result from the board's authority to declare the rights and preferences and the issuance of a series of preferred stock.

RESPONSE:

We concur with the Staff and have added a risk disclosure for the preferred stock.

STAFF COMMENT 4:

Please include an appropriately captioned and prominently position risk factor disclosure that alerts potential investors to the fact that you do not have a developed product, may not succeed in any efforts to commercially launch and market any such proposed product.

RESPONSE:

We concur with the Staff and have added a risk disclosure for the product stage.

STAFF COMMENT 5:

You state in this risk factor disclosure that you will be required to raise approximately $150,000 to fund your operations through 2011. You state in your "Plan of Operations," however, that "Over the 12 month period starting upon the effective date of this registration statement, you anticipate needing $150,000 of capital in order to operate your business. Please reconcile the inconsistency, providing disclosure under the risk factor subcaption concerning your funding needs for the 12-month period followed the effective date.

RESPONSE:

We concur with the Staff and have updated the risk factor to state we need to secure another $150,000 of capital to fund our business over the next twelve
(12) months.

STAFF COMMENT 6:

You quantify several specific uses for the proceeds to e raised in this offering which individually or when combined exceed the 25%, 50%, and 75% offering completion net proceeds. Revise to indicate how you intend to prioritize the application of the offering proceeds for each of the scenarios you describe - sale of 25%, 50%, and 75% of the offered shares. See Instruction (a) to Item 504 of Regulation S-K.

RESPONSE:

We concur with the Staff and have updated the use of proceeds to prioritize the use under the circumstances when less than the full offering is subscribed.

         We trust that you will find the foregoing responsive to the comments of the Staff. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 916-337-8936.

Sincerely,

/s/ Chris Marsh

Chris Marsh
Chief Executive Officer

Enclosure